CEN BIOTECH, INC.

December 31, 2015

Suzanne Hayes, Assistant Director

Office of Healthcare and Insurance

U.S. Securities and Exchange Commission

100 F Street, N.E.

Washington, D.C. 20549

Re:

CEN Biotech, Inc. (the “Company” or “CEN”)

Form 10-12G

File No.: 001-37567

Dear Ms. Hayes:

We have withdrawn the previously filed Form 10-12B and have enclosed a Form10-12G.  The Form 10-12G contains disclosures made in response to staff comments on the initial Form 12-12B. The paragraph numbers below correspond to the numbered comments in your November 20, 2015 comment letter.

General

1.

The Form 10-12b has been withdrawn concurrent with the filing of the Form 10-12g which accompanies this letter.

2.

The Company understands that its stock is not registered; however, the Company is authorized to spin off restricted shares pursuant to Staff Legal Bulletin No. 4 Question 4.B.5., which states:

A company may spin-off "restricted securities" and the subsidiary would not have to register the spin-off under the Securities Act when:

(i)

the parent has held the "restricted securities" at least two years; and

(ii)

the spin-off satisfies the other conditions  described in Question 4.

In addition, the two-year holding period position does not apply where the parent formed the subsidiary being spun-off, rather than acquiring the business from a third-party.

In the present case, the restricted shares may be spun-off without registration (due to exemption), because:

1) as identified above and throughout this filing, CEN as the subsidiary, does not have to register the spun-off shares because it has met the Five Conditions for such exemption identified at Question 4 of Staff Legal Bulletin 4 (September 16, 1997), and 2) Creative Edge, the parent company, formed CEN Biotech rather than acquiring it.

Consequently, pursuant to satisfaction of the above-identified requirements, the shares at issue are exempt from registration requirements.

3.

As stated previously, CEN believes that the proposed distribution of its common stock to the shareholders of the parent company does not need to be registered under the Securities Act based on a review of Staff Legal Bulletin No. 4, which explains how and under what circumstances a spin-off can be completed without the necessity of filing a registration statement.

In particular, the subsidiary’s shares (the shares distributed to the parent company’s shareholders) do not need to be registered if the following five conditions are met: (i) the parent shareholders do not provide consideration for the spun-off shares; (ii) the spin-off is pro-rata to the parent shareholders; (iii) the parent provides adequate information about the spin-off and the subsidiary to its shareholders and to the trading markets; (iv) the parent has a valid business purpose for the spin-off; and (v) if the parent spins-off restricted securities, it has held those securities for at least one year. Each of these requirements are met in this case and most of the factors are specifically set forth in the filing.

Your Comments raise concerns that the distribution of shares is not exempt from registration because, as you implicitly claim, 1) that the shareholders are giving up value for the spun-off shares, and 2) that the distribution is not pro rata. However:

First, you raise concerns that the preferred shares issued to Mr. Chaaban create voting rights amongst CEN shareholders that are different from the voting rights maintained under Creative Edge.  As stated herein, Mr. Chaaban was afforded preferred shares while CEO of Creative Edge for the purpose of maintaining control over the company.  On January 14, 2014, a majority of voting shares approved a proposed Directors’ resolution to increase the voting power of Mr. Chaaban’s shares from 500:1 to 5,000:1.  The present regimen for the spun-off shares also affords Mr. Chaaban preferred shares, which maintain the same voting power, 5,000:1, as he had with Creative; 5,000:1.  However, for the sake of easing the Commission’s concerns, and for the sake of expediency, Mr. Chaaban is waiving his right to these preferred shares that the Commission takes issue with, despite the fact that there is no change in voting rights that exist with Creative Edge. (For the record, Mr. Chaaban assigned his special voting shares of Creative Edge to James Robinson, the current President of Creative Edge eliminating his voting control with regard to Creative Edge.)

Second, you raise concerns that the rounding of shares to the nearest whole rather than issuing fractional shares, constitutes a “giving of value” by Creative shareholders.  Actually, it seems that by rounding to the nearest whole, Creative shareholders are not giving value, but actually gaining value.  Regardless, rather than issue fractional shares the Creative shall hire an independent specialist to combine or ”aggregate” the fractional shares to sell them (aggregate of fractional shares) into the market and distribute the cash to the stockholders to cure the difference in value.  The SEC staff has held that a company that sells through an independent agent and satisfies other criteria will not be required to register the fractional shares it sells into the market.  See, Question 6, SEC Division of Corp. Finance Staff Legal Bulletin No. 4 (September 16, 1977). Consequently, selling the aggregate of fractional shares as described above will cure any concern that the Creative shareholders are giving value due to a rounding of the spun-off shares.

Third, the Commission’s concerns that Securities Act Rule 145(a) (3) requires registration of the spun-off shares where the parent’s shareholders vote on an asset transfer are unfounded.  The decision and resolution to spin-off CEN Biotech was not completed by a vote of all shareholders, but instead pursuant to the mandates of Nevada Revised Statutes 78.3791 and 78.565, as well as the Bylaws of the parent company, all aspects of this spin-off was authorized by the written consent of stockholders holding stock in the corporation entitling them to exercise at least a majority of the voting power approving the spin-off, thus no vote was held.  Regardless, as the Commission has previously held in Staff Bulletin 4 at Question 5, it is irrelevant whether a vote was held, since CEN Biotech is a wholly owned subsidiary of Creative, the spin-off is not required to be registered.

As an important side note, the Commission’s claims that CEN Biotech was not a wholly owned subsidiary of Creative are also unfounded.  Any acknowledgement or representation in the filing that CEN Biotech was not wholly owned by Creative Edge are made in error, although the Company is unaware of any such errant acknowledgements or representations.

Exhibit 99.1 Information Statement Coverpage

4.

The company would like to issue the shares immediately, however it is limited by the processing times with the SEC, FINRA, and OTC markets.

5.

The Master Separation Agreement requires the transfer of all assets and liabilities that relate to CEN Biotech, Inc. The word “all” is intended to mean all assets and liabilities relating to CEN Biotech, Inc. It is not intended to relate to any assets or liabilities that relate to other aspects of the business of Creative Edge Nutrition, Inc. That is the clear understanding and intentions of all parties involved.

6.

All Common Shares of CEN are held by Creative. Note 7 has been edited to make that clear.

Who will manage CEN after the Separation?

7.

As indicated in Item 5, it is understood by all parties involved that the tangible and intangible assets to be transferred and spunout are those that relate solely to the business of CEN Biotech, Inc. All other assets relating to any other aspect of Creative Edge Nutrition, Inc.’s other businesses will be retained by Creative Edge Nutrition, Inc.

Information Statement Summary, page 9

8.

The Company directs the Commission’s attention to the following in response to Comment 8.  All sections throughout the filing discussing the license refer to the formal rejection and the related legal steps being undertaken. Risk Factor No. 3 has been edited to discuss the rejection by Health Canada.

Risk Factors

9.

The process to obtain a license can be found at the following Health Canada link. One cannot obtain a pre-license inspection of their facility without completing the security clearance.  It is our opinion that Bill Chaaban was granted the security clearance in order for the pre-license inspection to be conducted.  Health Canada is attempting to contend that no security clearance was issued.  This is in direct conflict with their process. This is very important and being argued in the Judicial Review before the Federal Court of Canada because the revocation of a security clearance must follow formal procedures and require due process.  Health Canada contends that Mr. Chaaban, a licensed attorney in Canada and the USA, an upstanding member of society who DOES not have any criminal convictions or pending indictments known, and who does not consume drugs or alcohol “may be a risk for cannabis to be diverted to the illicit market”. This libelous and unfounded allegation is being argued before the court.

This is Health Canada’s description of the purpose of the security clearance requirement.

Overview of the Security Clearance Process

Key personnel, along with directors and officers in the case of a corporation, identified in a licensed producer application must hold a security clearance granted under the Marihuana for Medical Purposes Regulations (MMPR). Security clearances help minimize the risk to the integrity of the control of the production and distribution of cannabis under the Controlled Drugs and Substances Act (CDSA) and its regulations, including the risk of cannabis being diverted to an illicit market or use.

The checks conducted go beyond the verification of an individual's criminal record check and include a check of the relevant files of law enforcement agencies, including intelligence gathered for law enforcement purposes. The purpose of the checks is to identify information, such as the factors set out in Next link will take you to another Web site section 92 of the MMPR, that could be relevant in determining that the applicant does not pose an unacceptable risk to the integrity of the control of the production and distribution of cannabis under the Next link will take you to another Web site CDSA and its regulations, including the risk of cannabis being diverted to an illicit market or use. The checks are coordinated by the RCMP and can include consultation with local and other law enforcement agencies, on-the-ground fieldwork, and coordination of intelligence with law enforcement agencies in other jurisdictions.

Neither Health Canada nor the RCMP are able to provide status updates for security screenings that are ongoing in order to maintain the integrity of the security clearance process.

Following the review of all relevant information by Health Canada, a security clearance may be granted if the information provided by the applicant and that resulting from the checks is reliable and sufficient to determine, by taking into account the factors set out in section 92, that the applicant does not pose an unacceptable risk to the integrity of the control of the production and distribution of cannabis under the CDSA and its regulations, including the risk of cannabis being diverted to an illicit market or use. If the intention is to refuse to grant a security clearance, the applicant will be notified in writing of the basis for the intent to refuse and will be provided with a minimum of 20 days to make written representations. A final determination on the security clearance application will not be made until the written representations are received and considered, or before the deadline for submitting has elapsed, whichever comes first. The applicant is notified in writing of the final decision.

The period of validity for a security clearance cannot exceed five years. Individuals that require a security clearance should make note of when he/she needs to request a new clearance and ensure that he/she allow sufficient time for this process.

Considerations for Applicants

The time needed to complete this process is variable as each case is unique. For many applicants security screening can take a few months. For applicants with more complex cases, security screening may take several months to complete, depending on any necessary consultations with other law enforcement agencies. Other factors, such as multiple addresses and/or employers over the past five years, or applicants who have lived abroad, could affect the time required to complete this process. The presence of adverse information and/or the need to seek additional information from an applicant either in the form of written representations or otherwise, can also affect the overall amount of time required to complete this process.

Applicants should be aware that if they have an outstanding criminal charge and are ultimately found guilty, that information would be taken into account in the decision-making process for security clearance; the security clearance application will not be processed until the charge is disposed of by the courts. Security clearance will be refused if it is determined, by taking into account the factors in section 92 of the MMPR, that it is more likely than not that the applicant would pose an unacceptable risk to the integrity of the control of the production and distribution of cannabis under the CDSA and its regulations, including the risk of cannabis being diverted to an illicit market or use.

It is to the applicant's advantage to know, as much as possible, the individuals included in the application. A producer's licence will not be issued until all key personnel, directors, or officers in the case of a corporation, have been granted a security clearance.

Questions regarding the status of an application should be directed to Health Canada at 1-866-337-7705 or by email at MMPR-RMFM@hc-sc.gc.ca. Neither Health Canada nor the RCMP are able to provide status updates for security screenings that are ongoing in order to maintain the integrity of the security clearance process.

Who needs a Security Check?

When applying for a licence to produce under the MMPR, a Security Clearance Application form must be submitted by the following individuals:

•

the proposed senior person in charge;

•

the proposed responsible person in charge;

•

the proposed alternate responsible person(s) in charge (if applicable);

•

if a producer's licence is issued to an individual, that individual; and

•

if a producer's licence is issued to a corporation, each officer and director of the corporation.

The requirement for these individuals to have a valid security clearance is outlined in Next link will take you to another Web site section 24 of the MMPR.

Incomplete Security Clearance Application forms for any of the individuals may result in a delay in consideration of the application for a security clearance and of the application to become a licensed producer.

As part of the security clearance process, each of the individuals identified above will be required to complete the Security Clearance Fingerprint Third Party Consent to Release Personal Information form that will allow a Canadian police force (or a fingerprinting company accredited by the RCMP) to electronically submit fingerprints to the RCMP for the purposes of a criminal record check.

Next link will take you to another Web site Information on the fingerprinting process, including a list of agencies accredited by the RCMP is available. Please bring this form with you to your local police, RCMP detachment or RCMP accredited fingerprinting agency to ensure results are sent to the correct location.

What checks are conducted?

When an application is received and successfully passes Health Canada's enhanced screening stage of the application process, the application is advanced to the security clearance stage. At this time, the RCMP will be engaged and the security clearance process begins.

As part of the security clearance process outlined in Next link will take you to another Web site section 91 of the MMPR, the following security checks must be conducted:

a.

a criminal record check in respect of the applicant; and,

b.

a check of the relevant files of law enforcement agencies, including intelligence gathered for law enforcement purposes.

These checks involve a rigorous examination of each individual requiring security clearance and can take a few months or longer. The purpose of these checks is to determine that an applicant does not pose a risk to the integrity of the control of the production and distribution of cannabis under the CDSA and its regulations.

What Factors are Considered in the Security Clearance Process?

Section 92 of the MMPR sets out the decision-making considerations for security clearances. For more information please consult the Next link will take you to another Web site MMPR.

Health Canada has changed the process since the applicant started the process. The “goal posts” have continuously been moved on CEN Biotech and other applicants throughout the process.  Health Canada has updated its website with information that CEN’s counsel and advisors believe to be “self serving” in order to limit damages in litigation. It is our contention that other key individuals associated with CEN can, in the worst of all cases, replace Mr. Chaaban in the event he is unable to maintain a security clearance.

http://www.hc-sc.gc.ca/dhp-mps/marihuana/info/application_steps-etapes_lp-pa-eng.php

Management’s Discussion and Analysis of Financial Condition, Liquidity

10.

Risk Factor No. 2 refers to the auditors’ going concern statements. Information about cash and working capital deficit as of September 30, 2015 has been added to Risk Factor No. 2. In addition, a disclosure has been added at the end of the liquidity section of the Management Discussion and Analysis indicating that Mr. Chaaban will provide funds from his own personal sources, if necessary, to make sure that the necessary legal steps to get the license are completed. Mr. CHAABAN as a licensed attorney has leveraged friendships with other licensed attorneys to pursue the necessary litigation at a reduced rate or pro bono. Mr CHAABAN has been personally paying the legal expenses and costs associated with each litigation.

11.

As previously identified, all such Notes/Agreements have been attached as Exhibits to the Form 10.

Business

12.

Creative Edge consistently reported (9-30-14, 12-31-14, 3-31-15, 6-30-15) the following related to Global Holdings “The parties renegotiated the agreement under which all amounts received by the Company from the investor/lender are considered debt financing. The investor/lender has no rights to any equity”.  Since this information was previously reported, in several reporting periods prior to our filings, we see no need to make changes to the filings to include information which predates the separation.  Please reference document 10.2 “Promissory Note” in our filing.

Certain Relationships

13.

Mr. Chaaban’s contract (Exhibit 10.1) specifies that the Company may give him stock award compensation up to specified limits but does not require or mandate the issuance of any shares.

The Separation and Distribution

14.

The disclosures have been edited to make clear that ongoing relationships between CEN Biotech, Inc. and Creative Edge Nutrition, Inc. will be minimal or nonexistent. The specific disclosure states “Creative will cooperate with CEN if any corporate or similar information is needed. Otherwise, there will be virtually no areas of ongoing relationship.”

Material U.S. Federal Income Tax Consequences

15.

The requested disclosure has been made.

If you have any questions or require anything further, please feel free to call me at 226-344-0660.

Sincerely,

/s/ Bill Chaaban

Bill Chaaban

President